UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Magnolia Oil & Gas Corporation

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

559663 117

(CUSIP Number of Class of Securities)

Timothy D. Yang

Executive Vice President, General Counsel and Corporate Secretary

Magnolia Oil & Gas Corporation

Nine Greenway Plaza, Suite 1300

Houston, Texas 77046

(713) 842-9050

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Douglas E. McWilliams

Sarah K. Morgan

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$83,283,290	$10,094(2)

(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Magnolia Oil & Gas Corporation (the “Company”) is offering holders of a total of 31,666,650 warrants issued by the Company (representing 21,666,650 Public Warrants and 10,000,000 Private Warrants (each as defined below) and outstanding as of June 6, 2019 (collectively, the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), by tendering one warrant for 0.29 shares of Class A Common Stock. The transaction value was determined by using the average of the high and low prices of the Public Warrants as reported on the NYSE on June 6, 2019, which was $2.63.

(2)	This fee was previously paid in connection with the initial filing of this Schedule TO on June 7, 2019.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,032	Filing Party: Magnolia Oil & Gas Corporation
Form or Registration No.: Form S-4 (Registration No. 333-232003)	Date Filed: June 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Magnolia Oil & Gas Corporation (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.29 shares of Class A Common Stock in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated June 21, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B). The below statements in the Letter of Transmittal and Consent shall be deemed to be amended to add the underlined parentheticals, and such amended statements shall be deemed to be applicable to all Warrant holders who have previously or shall in the future use such Letter of Transmittal and Consent in connection with the Offer:

“(ii) waives any and all rights with respect to such Warrants (except as to any claims of such holder under Federal securities laws and the rules and regulations thereunder);

(iii) releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of or related to such Warrants (except as to any claims of such holder under Federal securities laws and the rules and regulations thereunder);”

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of May 4, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), that governs all of the Warrants to permit the Company to require that each outstanding Warrant be converted into 0.261 shares of Class A Common Stock, which is a ratio 10% less than the ratio applicable to the Offer. We are conditioning the adoption of the Warrant Amendment to the receipt of the consent of holders of 50% of the outstanding Public Warrants (as defined below) and 50% of the outstanding Private Warrants (as defined below). Certain of our affiliates have agreed to tender their Warrants in the offer, and provide the corresponding consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement (the “Tender and Support Agreement”). The Tender and Support Agreement covers approximately 89.9% of the Private Placement Warrants and approximately 0.7% of the outstanding Public Warrants. See the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities.”

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Magnolia Oil & Gas Corporation. The Company’s principal executive offices are located at Nine Greenway Plaza, Suite 1300, Houston, Texas 77046. The Company’s telephone number is (713) 842-9050.

(b) Securities. The subject securities include:

(i) the Company’s publicly traded warrants to purchase Class A Common Stock that were originally sold as part of the units issued in our initial public offering, which closed on May 10, 2017 (the “IPO”), referred to as the “Public Warrants,” which entitle such warrant holders to purchase one share of Class A Common Stock for a purchase price of $11.50, subject to certain adjustments. As of June 20, 2019, there were 21,666,650 Public Warrants outstanding; and

(ii) the Company’s warrants that entitle the holder to purchase one share of our Class A Common Stock at a purchase price of $11.50, subject to certain adjustments, that were issued in a private placement in connection with our IPO based on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), referred to as the “Private Placement Warrants.” The terms of the Private Placement Warrants are identical to the Public Warrants, except that such Private Placement Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holder of the Private Placement Warrants or its permitted transferees. As of June 20, 2019, there were 10,000,000 Private Placement Warrants outstanding.

Our Class A Common Stock and Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “MGY” and “MGY.WS,” respectively. The Warrants are governed by the Warrant Agreement.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference, as well as the information set forth in the sections of the Prospectus/Offer to Exchange entitled “Management” and “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others.”

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities,” and “Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of entitled “Certain Relationships and Related Party Transactions” in our definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) by the Company on April 23, 2019 (the “Proxy Statement”) is also incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described in (i) the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation,” “Summary — Summary of The Offer and Consent Solicitation — The Company,” “Summary — Summary of The Offer and Consent Solicitation — Corporate Structure,” and “Description of Capital Stock,” (ii) the section entitled “Business and Properties” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) and (iii) the section entitled “Certain Relationships and Related Person Transactions” in the Company’s Proxy Statement, each of which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NYSE; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in (i) the Annual Report, (ii) the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2019 and (iii) the Company’s Current Report on Form 8-K dated June 7, 2019 are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” and in the section of the Proxy Statement entitled “Certain Relationships and Related Person Transactions” are incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)

Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in Amendment No. 1 to the Registration Statement on Form S-4/A filed by the Company with the SEC on June 21, 2019)

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated June 7, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on June 7, 2019)

(b)	Not applicable

(d)(i)	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.1 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

Exhibit No.	Description

(d)(ii)	Second Amended and Restated Certificate of Incorporation of the Company, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 3.1 filed with the Current Report on Form 8-K filed on August 6, 2018 (File No. 001-38083))

(d)(iii)	Bylaws of the Company (incorporated herein by reference to Exhibit 3.3 filed with the Registration Statement on Form S-1 filed on April 17, 2017 (File No. 333-217338))

(d)(iv)	Amendment No. 1 to the Contribution and Merger Agreement, dated May 10, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Quarterly Report on Form 10-Q filed on May 14, 2018 (File No. 001-38083))

(d)(v)	Amendment No. 2 to the Contribution and Merger Agreement, dated June 27, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent, LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.3 filed with the Quarterly Report on Form 10-Q filed on August 14, 2018 (File No. 001-38083))

(d)(vi)	Purchase and Sale Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, L.P., EnerVest Holding, L.P., and EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.2 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

(d)(vii)	Membership Interest Purchase Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated herein by reference to Exhibit 2.3 filed with the Current Report on Form 8-K, as amended, filed on March 20, 2018 (File No. 001-38083))

(d)(viii)	Amendment No. 1 to the Purchase and Sale Agreement, dated September 28, 2018, by and among EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, LP., EnerVest Holding, L.P., EnerVest Wachovia Co-Investment Partnership, L.P. (incorporated herein by reference to Exhibit 2.6 filed with the Quarterly Report on Form 10-Q filed on November 13, 2018 (File No. 001-38083))

(d)(ix)	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A,L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated herein by reference to Exhibit 4.2 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(x)

First Amendment to Registration Rights Agreement, dated as of February 25, 2019, by and among Magnolia Oil & Gas Corporation and the holders named therein (incorporated herein by reference to Exhibit 4.6 filed with the Annual Report on Form 10-K filed on February 27, 2019 (File No. 001-38083))

(d)(xi)	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A,L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and TPG Pace Energy Sponsor, LLC (incorporated herein by reference to Exhibit 4.3 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xii)	Indenture, dated as of July 31, 2018, by and among Magnolia Oil & Gas Operating LLC, Magnolia Oil & Gas Finance Corp. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

Exhibit No.	Description

(d)(xiii)	Credit Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Intermediate LLC (f/k/a TPG Pace Energy Intermediate LLC), Magnolia Oil & Gas Operating LLC, the lenders from time to time party thereto, Citibank, N.A., as administrative agent and collateral agent, as the swingline lender and an issuing bank and each other issuing bank from time to time party thereto (incorporated herein by reference to Exhibit 10.1 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xiv)	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.2 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xv)	Services Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Operating L.L.C., dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.5 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xvi)	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated herein by reference to Exhibit 10.3 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xvii)	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.4 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xviii)	Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xix)	Form of Standard Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.8 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xx)	Form of Non-Standard Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.9 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxi)	Form of Non-Employee Director Restricted Stock Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.10 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxii)	Form of Standard Performance Share Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.11 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxiii)	Form of Non-Standard Performance Share Unit Agreement under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.12 filed with the Registration Statement on Form S-8, filed on October 5, 2018 (File No. 333-227722))

(d)(xxiv)	Director Compensation Program (incorporated herein by reference to Exhibit 10.10 filed with the Current Report on Form 8-K, filed on August 6, 2018 (File No. 001-38083))

(d)(xxv)	Tender and Support Agreement, dated June 7, 2019, by and among Magnolia Oil & Gas Corporation, Miller Creek Investments, LLC, TPG Pace Governance, LLC, TPG Pace Energy Sponsor Successor 2, LLC, Stephen I. Chazen and Christopher G. Stavros (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

(g)	Not applicable

(h)	Opinion of Vinson & Elkins L.L.P regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on June 7, 2019)

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA OIL & GAS CORPORATION

By:	/s/ Timothy D. Yang
Timothy D. Yang
Executive Vice President, General Counsel and Secretary

Dated: June 21, 2019